SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2012

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Bradesco

Material Fact

Minutes of the Special Meeting # 1,918, of Banco Bradesco S.A.’s Board of Directors, as of June 21, 2012

Corporate Taxpayers’ ID (CNPJ) 60.746.948/0001-12

Company Registration Number (NIRE) 35.300.027.795.

The members of the Company’s Board of Directors were called together on the 21st day of the month of June, 2012, at 5 p.m., at the corporate head office, in Cidade de Deus, Prédio Vermelho, 4o andar, Vila Yara, Osasco, SP, under the chairmanship of Mr. Lázaro de Mello Brandão. During the meeting, the Board Members, pursuant to Paragraph 6 of Article 6 of the Company’s Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of Law # 6,404/76 and with the CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) Instructions # 10, 268 and 390 of February 14, 1980, November 13, 1997 and July 8, 2003, respectively, resolved:

I)    to renew the program to acquire shares issued by the Company to be maintained in treasury and subsequent disposal or cancellation, keeping the same quantities, without decreasing the Capital Stock;

II)   to authorize the Company’s Board of Executive Officers to acquire up to 15,000,000 registered book-entry shares, with no par value, comprised of 7,500,000 common shares and 7,500,000 preferred shares. It is incumbent on the Board of Executive Officers to determine the opportunity and the number of shares to be effectively acquired, within the limits authorized and the duration of this resolution.

For the purposes of Article 8 of CVM Instruction # 10, as of February 14, 1980, it is specified that:

a)      the objective of the present authorization is the application of existing funds in the “Profits Reserves - Statutory Reserve”, available for Investments;

b)     it shall be valid for the period of 6 (six) months, from June 25, 2012 to December 25, 2012;

c)      pursuant to the concept of Article 5 of CVM Instruction # 10, the Bank has 2,344,226,956 outstanding shares, comprised of 502,699,242 common shares and 1,841,527,714 preferred shares; and

d)     the acquisition process of these shares shall be undertaken at market price and be mediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with headquarters at Avenida Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP, and Ágora Corretora de Títulos e Valores Mobiliários S.A., with headquarters at Praia de Botafogo, 300, salas 601 and 301, parte, Botafogo, Rio de Janeiro, RJ;

III)    in case of cancellation of such purchased shares, the Board of Directors shall be responsible for submitting such cancellation to the approval of the General Shareholders’ Meeting, without decreasing the Capital Stock;

IV)      to register that, pursuant to the authorization granted to the Board of Executive Officers, at the Special Meeting # 1, 842 of this Body, held on December 21, 2011, it was verified that, until June 21, 2012, 72,000 common shares were acquired, which added to the 2,487,000 common shares and to the 4,466,400 existing preferred shares, total 7,025,400 shares that will remain at treasury, and the decision about the sale or cancellation of these shares will be taken timely and reported to the market.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez, Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme and Milton Matsumoto.

•          Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:      June 21, 2012

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

  Investor Relations Officer